UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

     INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Mercari Communications Group, Ltd.
(Exact name of Registrant as specified in its corporate charter)

Colorado	0-17284	84-1085935
(State or other jurisdiction of	Commission File Number	(I.R.S. Employer
incorporation or organization)		Identification Number)

2525 East Cedar Avenue
Denver, Colorado 80209
(Address of principal executive office)

(303) 623-0203
(Registrant’s telephone number, including area code)

N/A

(Former address, if changed since last report)

_______________________________________________

MERCARI COMMUNICATIONS GROUP, LTD.
________________________________________________
2525 East Cedar Avenue
Denver, Colorado 80209

     INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

October 28, 2009

This Information Statement is being furnished to holders of record of the common stock, par value $0.00001 per share (“Common Stock”), of Mercari Communications Group, Ltd., a Colorado corporation (the “Company,” “Mercari,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by holders of our Common Stock is required in response to this Information Statement. Proxies are not being solicited, and you are not requested to send the Company a proxy. You are urged to read this Information Statement carefully, but you are not required or requested to take any action in connection with this Information Statement.

INTRODUCTION

     We intend to enter into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Diversified Private Equity Corporation, a privately-held Delaware corporation (“DPEC”), and Kanouff, LLC (“KLLC”) and Underwood Family Partners, Ltd. (“Partnership”), the two entities which are the majority shareholders of the Company and which are controlled by the officers and directors of the Company, which contemplates a change in control of the Company (the “Stock Purchase”). In connection with the Stock Purchase, DPEC will purchase, and the Company will sell, an aggregate of 43,822,001 shares of Common Stock for a purchase price of $43,822, or $0.001 per share. In addition, DPEC will purchase 200 shares of Common Stock from KLLC and 200 shares of Common Stock from Partnership for a purchase price of $180,000 payable to each selling shareholder, of which $105,000 will be paid at closing and $75,000 has previously been paid in connection with a letter of intent and related amendments.

     It is anticipated that the Stock Purchase Agreement will contain post-closing covenants whereby Mercari and DPEC agree to utilize their commercially reasonable efforts to cause Mercari to (i) remain a Section 12(g) reporting company in compliance with and current in its reporting requirements under the Exchange Act; and (ii) cause all of the assets and business or equity interest of DPEC, its subsidiaries and affiliated companies to be transferred to Mercari and, in connection with such transactions, cause Mercari’s stock to be distributed by DPEC to DPEC’s stockholders and the holders of equity interests in the affiliated companies (“Reorganization Transaction”). In connection with and contemporaneously with the Reorganization Transaction, it is anticipated that Mercari and/or DPEC will seek to obtain at least $10 million in gross proceeds from a financing (the “Financing”). If the gross proceeds from the Financing exceed $15 million at the time of the last closing of such financing, Mercari will issue additional shares of Common Stock to DPEC at a purchase price of $.001 per share as follows: (i) 18,164,560 additional shares if the amount of the Financing is at least $15 million and less than $20 million; or (ii) 34,058,550 additional shares if the amount of the Financing is $20 million or more. After consummation of the Financing, Mercari will seek to register for resale all of the shares issued in the Financing and shares of Common Stock issued by Mercari from and after December 1, 2001 and prior to the date of the Stock Purchase Agreement. Mercari will use its commercially reasonable efforts to file the registration statement within 60 days after consummation of the Reorganization Transaction (“Filing Date”) and to have the registration statement become effective within 180 days after the Filing Date. If the SEC requires Mercari to reduce the number of shares included under such registration statement, any such reduction will first be made from the shares issued in the Financing. The post-closing obligations of DPEC and Mercari discussed herein are contingent upon DPEC’s good faith determination that, after taking commercially reasonable efforts, the transactions are feasible. Such determination shall take into account all relevant material factors, including without limitation, then-current economic, financial and market conditions.

     Upon the closing of the Stock Purchase, we will experience a change in control and a change in all the members of our Board of Directors.

     We have not entered into any binding or enforceable agreement with respect to the Stock Purchase, and any such agreement is only expected to be executed simultaneously with the closing of the transaction. Accordingly, there is no assurance that the Stock Purchase will occur, or that the anticipated terms of the transaction, which are described in this Information Statement, will not change materially prior to the completion of the transaction.

     Please read this Information Statement carefully. It describes the terms of the Stock Purchase and contains certain biographical and other information concerning our officers and directors after completion of the transaction. The terms of the Stock Purchase and related matters described above and elsewhere in this Information Statement are merely a summary of the currently anticipated terms thereof and are subject to change. Upon consummation of the above-described transaction, we expect to file a Current Report on Form 8-K to disclose entering into the Stock Purchase Agreement and the closing of the transaction relating thereto. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

     All descriptions of the Stock Purchase, its terms and consequences and related events and transactions set forth in this Information Statement are forward-looking statements as that terms is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the Stock Purchase not to be consummated or may cause the actual terms, consequences and related events and transactions to be materially different from those described in this Information Statement.

     You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

     No action is required by the shareholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the delivery to the Company’s shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s shareholders) in connection with transactions such as the Stock Purchase. Accordingly, the closing of the Stock Purchase and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the delivery of this Information Statement. This Information Statement will be first delivered to the Company’s shareholders of record on or about October 28, 2009.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES ISSUED IN THE STOCK PURCHASE DESCRIBED HEREIN WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

CHANGE IN CONTROL

     We intend to enter into the Stock Purchase Agreement with DPEC, the terms of which provide for a change in control of the Company (which we refer to above and throughout this Information Statement as the “Stock Purchase”) and also to consummate the Stock Purchase. As a requirement of the Stock Purchase, immediately prior to the consummation thereof, our two existing directors, John P. Kanouff and L. Michael Underwood, will appoint the three members of the board of directors of DPEC as our members of the Board of Directors, effective at closing, and both will thereupon resign as directors of the Company. The appointment of DPEC’s directors to our Board of Directors and the resignations of Messrs. Kanouff and Underwood will result in a change in a majority of our Board.

VOTING SECURITIES

     Our Common Stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of our shareholders. Each share of Common Stock entitles its holder to one (1) vote. As of October 28, 2009, there were 1,589,399 shares of our Common Stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Actual Beneficial Ownership Information Before the Stock Purchase

     The following table sets forth information regarding the beneficial ownership of our Common Stock as of October 28, 2009, for (i) each person known by us to own beneficially more than 5% of our Common Stock, (ii) each of our directors and executive officers, and (iii) all directors and executive officers as a group. Applicable percentage ownership in the following table is based on 1,589,399 shares of Common Stock outstanding as of October 28, 2009.

     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the securities. Subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. In addition, shares of Common Stock issuable upon exercise of options, warrants and other convertible securities beneficially owned that are exercisable within sixty days of October 28, 2009, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those securities, and the group as a whole, but are not deemed outstanding for computing the percentage ownership of any other person.

	Shares Beneficially Owned
			Percentage of Class
Name and Address

Beneficial Owners of More than 5%
And
Directors and Executive Officers:
L. Michael Underwood	692,410	(1)	43.6%
5 Eagle Pointe Lane
Castle Rock, CO 80108
John P. Kanouff	692,409	(2)	43.6%
2525 E. Cedar Avenue
Denver, CO 80209

All directors and officers as a group (2 persons)	1,384,819		87.2%
_________________

(1)	The shares are owned by Underwood Family Partners, Ltd., of which Mr. Underwood is the General Partner.
(2)	The shares are owned by Kanouff, LLC, of which Mr. Kanouff is the sole owner and Manager.

Anticipated Beneficial Ownership Information After the Stock Purchase

     The following table sets forth information on the anticipated beneficial ownership of our Common Stock after the Stock Purchase by (i) each person who we anticipate being a beneficial owner of more than 5% of our Common Stock, (ii) each of our anticipated directors and executive officers, and (iii) all of our anticipated directors and executive officers as a group. Applicable percentage ownership in the following table is based on 45,411,400 shares of Common Stock anticipated to be outstanding following the Stock Purchase.

     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the securities. The following information is presented on a forward-looking basis assuming the consummation of the Stock Purchase. Solely for purposes of calculating the number of shares exercisable within sixty days of consummation of the Stock Purchase, we have assumed that the Stock Purchase will become effective on November 9, 2009. Subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. In addition, shares of Common Stock issuable upon exercise of options, warrants and other convertible securities anticipated to be exercisable or convertible at or within sixty days of the closing, if any, of the Stock Purchase, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those securities, and the group as a whole, but are not deemed outstanding for computing the percentage ownership of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed shareholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

     Unless otherwise specified, the address of each of the persons set forth below is in care of Diversified Private Equity Corporation, 135 Fifth Avenue, 10th Floor, New York, NY 10010.

	Shares Beneficially Owned
		Percentage of Class
Name of Beneficial Owner
5% Shareholders
Diversified Private Equity Corporation(1)	43,822,401	96.5%
135 Fifth Avenue
10th Floor
New York, NY 10010

Directors and Executive Officers
Scott L. Mathis(2)	8,630,275	19.0%
Julian Beale	0	-%
Peter Lawrence	0	-%
Ronald S. Robbins	0	-%
Tim Holderbaum	0	-%

All directors and executive officers as a group
(5 persons)(2)	8,630,275	19.0%
_________________

(1)	Scott Mathis is the Chief Executive Officer, President, Chairman of the Board and a significant shareholder of DPEC and has shared voting and dispositive power with respect to the shares owned by DPEC.
(2)	Consists of 8,630,275 shares of common stock held by DPEC, which represents Mr. Mathis’s pro rata interest in DPEC. Mr. Mathis is the Chief Executive Officer, President, Chairman of the Board and a significant shareholder of DPEC. Mr. Mathis has shared voting and dispositive power, and may be deemed to be the indirect beneficial owner, of such shares. Mr. Mathis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in DPEC.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

     The following table sets forth the name, positions and ages of our current executive officers and directors. All of the directors and officers identified below will resign effective at the closing of the Stock Purchase and be replaced by the persons set forth in the Section below entitled Anticipated Directors and Executive Officers.

Name	Age	Positions

L. Michael Underwood	56	President and Director
John P. Kanouff	65	Secretary, Treasurer and Director

L. Michael Underwood. During the past five years, Mr. Underwood’s principal occupation has been acting as the sole officer of LMU & Company (“LMUCO”), a Colorado corporation wholly owned by Mr. Underwood. LMUCO’s business consists of providing consulting services to businesses. Mr. Underwood is not currently a director of any other publicly held entity.

John P. Kanouff. During the past five years, Mr. Kanouff’s principal occupation has been acting as the manager of Kanouff, LLC (“KLLC”), a Colorado limited liability company wholly owned by Mr. Kanouff. KLLC’s business consists of providing consulting services to businesses. From November 2004, to July 2006, Mr. Kanouff was a registered representative with US EURO Securities, Inc., a member of the National Association of Securities Dealers. Mr. Kanouff is not currently a director of any other publicly held entity.

Anticipated Directors and Executive Officers

     Upon the closing of the Stock Purchase, we will make the following changes to our Board of Directors and executive officers:

  Immediately prior to the consummation of the Stock Purchase, we will increase the size of our Board of Directors from two to five, and L. Michael Underwood and John P. Kanouff, our current directors, will appoint Scott L. Mathis, Julian Beale and Peter Lawrence, as directors of the Company, effective at the closing. After such new directors are appointed, Messrs. Underwood and Kanouff will resign as members of our Board of Directors.
  Mr. Underwood will resign as President and Mr. Kanouff will resign as Secretary and Treasurer, and our Board of Directors will appoint Scott L. Mathis as Chief Executive Officer and President, Ronald S.
  Robbins as Executive Vice President and Chief Operating Officer, and Tim Holderbaum as Executive VicePresident, Chief Financial Officer, Treasurer and Secretary.

     The following table sets forth the respective names, ages and positions of our anticipated directors and executive officers on a forward-looking basis assuming the consummation of the Stock Purchase. All of the directors identified below will be appointed to the Board of Directors effective at the closing of the Stock Purchase and their terms would run until our annual meeting of shareholders.

Name	Age	Position

Scott L. Mathis	47	Chief Executive Officer, President and Chairman
		of the Board
Ronald S. Robbins	68	Executive Vice President and Chief Operating
		Officer
Tim Holderbaum	36	Executive Vice President, Chief Financial Officer,
		Treasurer and Secretary
Julian Beale	74	Director
Peter Lawrence	75	Director

Scott L. Mathis. Mr. Mathis is currently the Chief Executive Officer, President, Treasurer, Secretary and Chairman of the Board of DPEC. Immediately before launching DPEC in 1999, Mr. Mathis worked as a registered representative for National Securities Corporation from July 1998 to June 2000, and before that The Boston Group, L.P. from August 1995 to July 1998. Mr. Mathis’ prior experience in investments and management is extensive. He has been a partner at Oppenheimer and Company and a Senior Vice President and member of the Directors Council at Lehman Brothers. Mr. Mathis also worked with Alex. Brown & Sons and was responsible for the management of the Palm Beach, Florida office of Gruntal and Company, Inc. He began his career as a financial consultant and broker with Merrill Lynch. Mr. Mathis received a Bachelor of Science degree in Business Management from Mississippi State University. Mr. Mathis also serves on the Boards of Directors of The Vaccine Company and AmpliMed Corp.

Ronald S. Robbins. Mr. Robbins currently serves as Executive Vice President and Chief Operating Officer of DPEC and has been with the firm since 2001. From June 1999 to April 2001, he served as Senior Managing Director of Josephthal & Co., Inc. From June 1995 to August 2001, he was a partner in the firm Redeker, Robbins & Webber. Prior to that, his 39 years in the financial services industry included: Chairman and CEO, Liberty Securities Corporation; President, Liberty Financial Bank Group; President, SunAmerica Capital Services; Executive Vice President, SunAmerica Asset Management; and Senior Vice President, Monarch Financial Services. He has also served in consulting relationships with various major firms. Mr. Robbins received a Bachelor of Science in Journalism/Communications from Temple University.

Tim Holderbaum. Mr. Holderbaum currently serves as Executive Vice President and Chief Financial Officer of DPEC and has been with DPEC since July 2001. He is responsible for the operational and financial aspects of DPEC and InvestBio, including day-to-day operations, filings, accounting and auditing, and the operational management and structuring of InvestBio’s investment partnerships. He also presently serves as the Financial and Operations Principal of DPEC Capital, Inc. and Managing Director and Co-founder of InvestProperty Group, LLC. Prior to Joining DPEC, Mr. Holderbaum was the Director of International Affairs for Impact Media, Ltd. where he coordinated and managed several focused special-advertising sections for various international markets. His career began at Burmah Oil in Hamburg, Germany where his responsibilities involved the forecasting and budgeting for 13 Central and Eastern European countries. Mr. Holderbaum attended Northwood University where he received a Bachelor of Business Administration degree.

Julian Beale. Since 1996, Mr. Beale has managed his own investments, which include listed “blue chip” shares, numerous speculative stocks, and real estate. After 14 years in engineering and after forming a plastics processing company that he built to employ more than 200 people, Mr. Beale has since the early 1970’s been involved in consulting and investing. In 1977, he was part of a consortium that purchased what became the Moonie Oil Company, a resources corporation that had interests in petroleum production. In 1984, he entered Federal Parliament (Australia). During 11 years in politics, he held many Shadow Minister portfolios (i.e., cabinet level position with minority party). He has a B.E. degree from Sydney University, Australia and an MBA from Harvard University.

Peter Lawrence. Mr. Lawrence served as the Chairman of Associated British Industries plc, a company that manufactured car engine and aviation jointing and sealants for both, original equipment manufacturers and after-markets, specialty waxes and anti-corrosion coatings for the automotive tire and plastics industries. The company was acquired for £40 million by AlliedSignal Corp in 1995. Mr. Lawrence has also serves as a director of the Close Beacon Fund OEIC since its founding in 1994. Beacon invests in small and recently floated companies on the Alternative Investment Market of the London Stock Exchange. Over the last several years, Mr. Lawrence has participated in numerous start-up and entrepreneurial ventures, both as an investor and as a member of the companies’ Board of Directors or Board of Advisors. Mr. Lawrence received a B.A. in Modern History from Oxford University where he graduated with honors.

CORPORATE GOVERNANCE

Audit, Nominating and Compensation Committees

     Our Board of Directors does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required. Our Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances.

     Given our lack of operations to date, our Board of Directors believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of the audit committee for the Company. None of the current Board members is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.

     Our Board of Directors does not currently have a policy for the qualification, identification, evaluation, or consideration of board candidates and does not think that such a policy is necessary at this time, because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. Currently the entire Board decides on nominees.

     The Board does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The Company does not have any restrictions on shareholder nominations under its articles of incorporation or bylaws. The only restrictions are those applicable generally under Colorado law and the federal proxy rules. The Board will consider suggestions from individual shareholders, subject to an evaluation of the person’s merits. Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

     After the consummation of the Stock Purchase, the proposed directors may create one or more of such committees and/or policies as they determine to be advisable.

Code of Ethics

     Due to the limited scope of our current operations, the Company has not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. However, upon consummation of the Stock Purchase, we may adopt a formal code of ethics.

Board of Directors Meetings

     Our Board of Directors held no formal meetings during the year ended May 31, 2009. During the period from June 1, 2008, to October 13, 2009, there were nine meetings of our Board, all by unanimous consent. Such nine proceedings of our Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Colorado and our bylaws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

Director Independence

     At this time, the Company is not subject to the requirements of a national securities exchange or an inter-dealer quotation system with respect to the need to have any independent directors or to have any audit committee comprised of independent directors. Our Board of Directors believes that the director independence requirements of the SEC provide the appropriate standard for assessing director independence, and our Board of Directors uses these requirements in assessing the independence of each of its members. Our Board of Directors has determined that none of our current directors are “independent,” because each of them otherwise is affiliated with the Company as an officer and shareholder.

     Our Board of Directors has not yet made a determination regarding the independence of the anticipated directors.

Communications with the Board

     Shareholder communications may be sent to our Board of Directors by mail addressed to: Board of Directors, Mercari Communications Group, Ltd., 2525 East Cedar Avenue, Denver, Colorado 80209. After the consummation of the Stock Purchase, we anticipate that the new Board of Directors will adopt a similar policy.

Legal Proceedings

     We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder of more than 5% of our issued and outstanding Common Stock, or associates of such persons, is an adverse party or has a material interest adverse to us.

     There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability of any director, executive officer, promoter or control person of the Company during the past five years, except as set forth below with respect to our anticipated directors and executive officers following the consummation of the Stock Purchase:

     In May 2007, DPEC, Scott Mathis and Ronald S. Robbins entered into a settlement of a disciplinary action filed in May 2004 by the NASD (now known as FINRA), the regulatory body that has primary jurisdiction over DPEC Capital, Inc. (“DPEC Capital”), a wholly-owned subsidiary of DPEC. The NASD originally alleged that DPEC securities were sold through DPEC Capital to investors based on false and misleading representations, that private placements of such securities were conducted in violation of the Securities Act of 1933, as amended, that there were several failures to comply with the NASD’s reporting requirements related to disciplinary and other matters, that DPEC Capital operated in violation of its net capital requirement on three separate days in 2001, and other matters. As part of the settlement, the NASD expressly withdrew numerous allegations and charges, including all which asserted that there had been any fraudulent, intentional, knowing or willful violations of the federal securities laws. The settlement also resolved a substantial majority of the charges in the case, and in connection therewith, Mr. Mathis received a 30-day suspension from acting in a principal capacity for DPEC Capital, Mr. Robbins received a 10-day suspension and DPEC Capital was suspended for 60 days from accepting new engagements to offer private placements, which also has been completed. The settling parties also agreed to pay fines totaling $215,000, all of which has been paid, and DPEC Capital was also required to engage an independent consultant to evaluate its practices and procedures relating to private placement offerings, and to make necessary changes in response to the consultant’s recommendations.

     While the settlement with the NASD resolved most of the issues in the case, a few remaining charges were not resolved, namely, whether Mr. Mathis inadvertently or willfully failed to properly make certain disclosures on his personal NASD Form U-4. These charges were addressed at a hearing before FINRA’s Office of Hearing Officers in July 2007, and were resolved by a decision dated December 19, 2007. In that decision, Mr. Mathis was found to have negligently failed to make, or timely make, certain disclosures on his Form U-4 (concerning certain personal tax liens which relate to tax years as far back as 1993 and which have been paid off, and two customer complaints), and to have willfully failed to disclose certain tax liens for part of the period in question. In connection only with his duties at DPEC Capital, Mr. Mathis received a three-month suspension (plus a second ten-day suspension which would run concurrently), and was fined $12,500. (These sanctions will not take effect at least until the pending appeal is decided.) By finding that he acted “willfully” in part, Mr. Mathis may in the future become subject to a “statutory disqualification” if this finding is not ultimately reversed on appeal. In that event, he may be required to cease working for DPEC Capital, which could have a material adverse effect on DPEC Capital’s prospects and performance.

     Mr. Mathis never disputed that he failed to timely make these disclosures on his Form U-4. However, he does dispute the willfulness finding, and is appealing this finding. Mr. Mathis appealed the Office of Hearing Officers’ decision to the FINRA National Adjudicatory Council (NAC). On December 16, 2008, NAC affirmed the decision of the Office of Hearing Officers pertaining to the “willfulness” issue, and even slightly broadened it. Mr. Mathis appealed this decision to the SEC, and that appeal is pending. He has the right to pursue a further appeal to the United States Court of Appeals, if necessary. The suspensions and fine against Mr. Mathis have been stayed pending appeal.

     DPEC and its management are not aware of any other legal proceedings or investigations involving DPEC, any of its subsidiaries, or any of their respective officers, directors or employees.

Compliance with Section 16(a) of the Exchange Act

     Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our Common Stock, to file reports regarding ownership of and transactions in our securities with the SEC and to provide us with copies of those filings. Based solely on our review of the copies received by, or a written representation from, certain reporting persons, we believe that all eligible persons were in compliance with the requirements of Section 16(a) during the fiscal year ended May 31, 2009.

EXECUTIVE COMPENSATION

Summary Compensation Table

     The summary compensation table has been omitted as no compensation was paid to or earned by our executive officers for any purpose between December 2000 and the date of this Information Statement.

Outstanding Equity Awards at Fiscal Year-End

     None of our executive officers held any options or other equity awards as the end of our fiscal year ended May 31, 2009.

Employment Agreements

     We are not a party to any employment or compensation agreements. There are no unexercised options, stock that has not vested, or equity incentive plan awards for our current officers. We have no retirement or similar plans or arrangements for our current officers. We have not entered into any contracts or arrangements with our officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with the Company or from a change-in-control of the Company or a change of their responsibilities following a change-in-control.

Director Compensation

     None of our directors received any compensation for service as a director of the Company during our fiscal year ended May 31, 2009.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Please refer to the sections in this Information Statement titled Introduction and Change in Control for details on the Stock Purchase which may also be considered a related party transaction. Set forth below are other related party transactions.

     The office space, telephone and office supplies consumed by the Company during the fiscal year ending May 31, 2009, were provided without cost by the officers and directors of the Company.

     On January 19, 2007, Kanouff, LLC, an entity owned and controlled by Mr. Kanouff and Underwood Family Partners, Ltd. an entity controlled by Mr. Underwood, each loaned $10,000 to the Company and the Company used the proceeds of these loans in a manner consistent with bringing the registrant current with its reporting obligations under the Exchange Act. The two entities also loaned $35,000 to the three persons who were then the directors of the Company on January 19, 2007. The terms of the loans to the Company provided that they would be repaid once the Company was current in its reporting obligations by issuance of 285,714 shares by the Company to each lending entity. The loan to the three individuals provided that it would be repaid when the Company’s loan was repaid, by transferring a total of 162,928 shares of Common Stock held by the three individuals to the two lending entities.

     On March 21, 2007, the Company repaid the loans by issuing 285,714 shares to each lending entity. Also on that date, the three individuals repaid the loan and transferred 162,928 shares, one half to each lending entity. As a result of the repayment of the three loans described above, a change in control of the Company occurred on or about March 21, 2007, as reported on Form 8-K filed by the Company on that date.

     On June 18, 2007, the Company sold 142,857 shares of its Common Stock to Kanouff, LLC, of which John P. Kanouff is the sole owner, for $5,000. On that date the Company also sold 142,857 shares of its Common Stock to Underwood Family Partners, Ltd., of which L. Michael Underwood is the General Partner, for $5,000. On November 27, 2007, the Company sold 214,286 shares of Common Stock to Kanouff, LLC for $7,500 and sold 214,286 shares to Underwood Family Partners, Ltd. for $7,500. On May 19, 2008, Kanouff, LLC and Underwood Family Partners, Ltd. each loaned $5,500 to the Company. On November 18, 2008, Kanouff, LLC and Underwood Family Partners, Ltd. each loaned $5,000 to the Company. On May 29, 2009, Kanouff, LLC and Underwood Family Partners, Ltd. each loaned $3,000 to the Company. On October 13, 2009, Kanouff, LLC and Underwood Family Partners, Ltd. each loaned $2,000 to the Company. These loans are represented by demand promissory notes bearing interest at 5% per annum. Upon the closing of the Stock Purchase, Kanouff, LLC and Underwood Family Partners, Ltd. intend to contribute this debt and all accrued interest thereon to the capital of the Company.

     Kanouff, LLC and Underwood Family Partners, Ltd, each agreed to surrender to the Company for cancellation one half of the number of shares required to effect rounding up transactions in connection with the reverse stock split of the Company’s outstanding shares, which was effective on June 2, 2008. In accordance with these agreements, on June 4, 2008, Kanouff, LLC surrendered for cancellation 2,865 of its shares and Underwood Family Partners, Ltd. surrendered for cancellation 2,864 of its shares.

By Order of the Board of Directors October 28, 2009